# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Collplant Biotechnologies Ltd., CIK 0001631487
CUSIP: 19516R107
Title of class of securities: Ordinary Shares, par value NIS 1.50 per share (including Ordinary Shares represented by American Depositary Shares at a 1-to-1 ratio)
Address of issuer's principal executive offices: 4 Oppenheimer, Weizmann, Science Park, Rehovot, Israel (L3), 7670104
Date of event which requires filing of this statement: 11/19/2025
Filed by CIK 0001740791
Persons authorized to receive notices and communications: Jonathan M. Nathan, Adv., Meitar Law Offices, 16 Abba Hillel Road Street,, Ramat Gan, Israel (L3), 5250608, 972-3-610-3100

## Reporting persons
- Ami Sagy (CIK 0001740791): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 1,637,086; shared voting power 0; sole dispositive power 1,637,086; shared dispositive power 0; aggregate amount beneficially owned 1,637,086 (12.9% of the class)
  Comment: Row 13: The percent of class set forth in row 13 is based on 12,716,014 outstanding ordinary shares as of August 19, 2025, as set forth in the Issuer's Post-Effective Amendment No. 1 to Form F-1, filed by the Issuer with the SEC on August 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 1.50 per share (including Ordinary Shares represented by American Depositary Shares at a 1-to-1 ratio)
Name of issuer: Collplant Biotechnologies Ltd.
Address of issuer's principal executive offices: 4 Oppenheimer, Weizmann, Science Park, Rehovot, Israel (L3), 7670104

## Item 2. Identity and Background
Name of person filing: Ami Sagy
Residence or business address: 66 Pinkas Street, Tel Aviv, Israel 62157
Present principal occupation or employment: The Reporting Person serves as manager of the Sagy Group, which manages bank charges and reduces financial costs for medium to large organizations and institutions. The principal address of the offices at which the Reporting Person is employed is 84 Ben-Tzvi Road, Tel Aviv 68104, Israel.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person utilized his personal funds in acquiring the Ordinary Shares reported in this Amendment No. 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is filing this Amendment No. 4 to Schedule 13D ("Amendment No. 4") to report his sale of 140,000 Ordinary Shares during the period from October 16, 2025 through November 19, 2025. Furthermore, since he last filed Amendment No. 3 to Schedule 13D on November 5, 2019, the Reporting Person's beneficial ownership has decreased materially.

The Reporting Person holds the Ordinary Shares reported herein for investment purposes only. The Reporting Person may, from time to time, based on various factors, acquire additional Ordinary Shares of the Issuer or sell Ordinary Shares, on the open market or in privately negotiated transactions.

Except as described above, as of the filing of this Amendment No. 4, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the ADSs to be delisted from the Nasdaq Capital Market or any other national securities exchange on which they may be listed in the future, or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the ADSs to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person to Rows (11) and (13) of the cover page of this Amendment No. 4 are incorporated herein by reference.

The aggregate percentage of Ordinary Shares reported as beneficially owned by the Reporting Person in this Amendment No. 4 was calculated based on 12,716,014 outstanding Ordinary Shares as of August 19, 2025, as set forth in the Issuer's Post-Effective Amendment No. 1 to Form F-1, filed by the Issuer with the SEC on August 20, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Amendment No. 4 are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
From October 16, 2025 through November 19, 2025, the Reporting Person sold the following number of Ordinary Shares, constituting 140,000 Ordinary Shares in total (via sales of ADSs representing Ordinary Shares), in open market sales on the Nasdaq Capital Market at the following prices per share:

Date Number of Shares Sold Average Price Per Share Sold
10/16/2025 6,505 $2.39
10/17/2025 1,417 $2.32
10/20/2025 9,969 $2.41
10/20/2025 16,162 $2.40
10/20/2025 13,088 $2.40
10/20/2025 6,875 $2.42
10/20/2025 3,906 $2.44
10/21/2025 8,228 $2.40
10/21/2025 7,454 $2.40
10/21/2025 2,900 $2.40
10/22/2025 9,346 $2.31
10/23/2025 1,167 $2.30
10/24/2025 2,691 $2.30
10/28/2025 6,526 $2.33
10/29/2025 10 $2.30
11/7/2025 8,134 $2.02
11/7/2025 8,094 $2.08
11/10/2025 8,521 $1.99
11/12/2025 8,294 $1.89
11/19/2025 6,406 $2.06
11/19/2025 2,329 $2.02

Other than as described immediately above, the Reporting Person has not effected any transactions in the Ordinary Shares during the 60 days preceding the date of this Amendment No. 4.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Ami Sagy: /s/ Ami Sagy, Ami Sagy (11/28/2025)